SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 09 March 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No.1 Regulatory News Service Announcement, dated 09 March 2006 re: Holding(s) in Company





Letter to      LLOYDS TSB GROUP PLC
Letter dated   6 March 2006



                             SECTION 198 NOTIFICATION
                             Notification of Decrease


This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

     Ordinary Shares (5,602,989,546 shares outstanding)

Number of shares in which the Companies have an interest:

     337,536,885

Name(s) of registered holder(s):

     See Schedule B



As of 6 March 2006


LLOYDS TSB GROUP PLC

                                                            Number of Shares          Percent of Outstanding

The Capital Group Companies Inc. ("CG") holdings                 337,536,885                          6.024%


Holdings by CG Management Companies and Funds:

-   Capital Guardian Trust Company                                32,207,248                          0.575%

-   Capital International Limited                                 59,032,346                          1.054%

-   Capital International S.A.                                    12,168,378                          0.217%

-   Capital International, Inc.                                   14,053,508                          0.251%

-   Capital Research and Management Company                      220,075,405                          3.928%


                                        Schedule A


                     Schedule of holdings in Lloyds TSB Group plc
                                  As of 6 March 2006

                           Capital Guardian Trust Company

Registered Name                                                     Local Shares

State Street Nominees Limited                                          3,976,534

Bank of New York Nominees                                              1,406,400

Northern Trust                                                           281,903

Chase Nominees Limited                                                15,403,772

BT Globenet Nominees Ltd                                                 473,900

Midland Bank Plc                                                       2,952,900

Cede & Co                                                                125,300

Bankers Trust                                                          1,146,500

Barclays Bank                                                             25,700

Citibank London                                                            9,300

Brown Bros.                                                              280,514

Nortrust Nominees                                                      3,772,781

Royal Bank of Scotland                                                   110,100

MSS Nominees Limited                                                      41,100

State Street Bank & Trust Co.                                            163,900

Citibank                                                                  11,500

Citibank NA                                                               40,900

Mellon Bank N.A.                                                         120,200

ROY Nominees Limited                                                      26,600

Mellon Nominees (UK) Limited                                             906,700

HSBC                                                                      34,800

JP Morgan Chase Bank                                                     895,944

                                         TOTAL                        32,207,248

                                     Schedule B



                            Capital International Limited

Registered Name                                                     Local Shares

State Street Nominees Limited                                            671,200

Bank of New York Nominees                                             17,715,669

Northern Trust                                                         4,813,046

Chase Nominees Limited                                                 9,804,262

Midland Bank plc                                                         795,000

Bankers Trust                                                            503,607

Barclays Bank                                                            434,700

Citibank London                                                        1,456,843

Morgan Guaranty                                                          454,900

Nortrust Nominees                                                      8,148,220

Royal Bank of Scotland                                                 2,790,400

State Street Bank & Trust Co.                                          4,597,403

National Westminster Bank                                                479,000

Lloyds Bank                                                              124,000

Citibank                                                                 216,518

Citibank NA                                                              124,900

Deutsche Bank AG                                                       1,710,354

Chase Manhattan Nominee Ltd.                                             332,100

HSBC Bank plc                                                          1,685,724

Mellon Bank N.A.                                                         297,400

Northern Trust AVFC                                                      494,100

KAS UK                                                                   274,200

Mellon Nominees (UK) Limited                                             341,600

Bank One London                                                          304,700

Clydesdale Bank plc                                                      311,900

HSBC                                                                      66,200

JP Morgan Chase Bank                                                      84,400

                                              TOTAL                   59,032,346

                                          Schedule B




                               Capital International S.A.

Registered Name                                                     Local Shares

State Street Nominees Limited                                            114,700

Bank of New York Nominees                                                 55,900

Chase Nominees Limited                                                 2,433,108

Credit Suisse London Branch                                              178,700

Midland Bank plc                                                         611,500

Barclays Bank                                                            333,100

Pictet & Cie, Geneva                                                      60,700

Brown Bros.                                                               62,200

Nortrust Nominees                                                         59,400

Morgan Stanley                                                            69,400

Royal Bank of Scotland                                                   707,700

J.P. Morgan                                                            5,386,170

National Westminster Bank                                                 21,200

Lloyds Bank                                                               87,400

RBSTB Nominees Ltd.                                                      421,900

Citibank NA                                                               50,000

Deutsche Bank AG                                                         333,100

HSBC Bank plc                                                          1,182,200

                                          TOTAL                       12,168,378


                                       Schedule B




                                Capital International, Inc.

Registered Name                                                     Local Shares

State Street Nominees Limited                                          3,752,639

Bank of New York Nominees                                              1,476,362

Northern Trust                                                            37,000

Chase Nominees Limited                                                 4,955,100

Midland Bank plc                                                         312,200

Bankers Trust                                                             65,500

Brown Bros.                                                              140,900

Nortrust Nominees                                                        790,077

State Street Bank & Trust Co.                                            882,400

Sumitomo Trust & Banking                                                  32,200

Citibank                                                                  35,900

RBSTB Nominees Ltd.                                                       35,600

Citibank NA                                                              764,424

State Street Australia Limited                                            47,700

HSBC Bank plc                                                            239,046

JP Morgan Chase Bank                                                     486,460

                                               TOTAL                  14,053,508


                                       Schedule B




                         Capital Research and Management Company

Registered Name                                                     Local Shares

State Street Nominees Limited                                          5,750,000

Chase Nominees Limited                                               214,157,405

JPM Nominees Ltd.                                                         82,000

State Street Bank & Trust Co.                                             86,000

                                               TOTAL                 220,075,405


                                      Schedule B


Letter from Capital Group Companies, Inc.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    09 March 2006